EXHIBIT 99.1

Evaxion files amendment to registration statement related to 2025 EIB debt settlement agreement

COPENHAGEN, Denmark, November 9, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, has filed an amendment to its registration statement on Form F-1 related to the 2025 debt settlement agreement with The European Investment Bank (EIB) with the US Securities and Exchange Commission.

The registration statement was originally filed in November 2025, as required under the agreement under which EIB converted debt to warrants, and relates solely to the possible resale by EIB of shares issuable upon exercise of those warrants. Evaxion is not conducting a capital raise.

Evaxion and EIB finalized the agreement in July 2025 under which EIB converted €3.5 million of its €7 million loan to Evaxion into equity via the issuance of warrants to subscribe for 38,450,000 ordinary Evaxion shares at an effective conversion price of $4.87 per ADS, corresponding to a premium at the time of 89% to the share price at market close on July 10, 2025, as announced in July 2025.

Evaxion is not selling any securities under the registration statement and will not receive any of the proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholder (EIB). However, we have received a partial debt cancellation of €3.5 million in exchange for issuing the warrants and may receive up to an additional DKK 9,612,500 (or approximately $1.5 million) in aggregate gross proceeds under the debt settlement agreement from exercise of the warrants.

When finalized in July 2025, the agreement immediately increased Evaxion’s equity by $4.1 million (€3.5 million), bolstering Evaxion’s capital structure. Further, it substantially reduced Evaxion’s overall liabilities, simplified its balance sheet and improved its financial flexibility and cash flow.

The registration statement has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.